May 29, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Levy Acquisition Corp. Preliminary Proxy Statement on Schedule PREM 14A Filed May 11, 2015 File No. 001-36197

Dear Ms. Parker:

On behalf of Levy Acquisition Corp. (the "Company"), set forth below are the Company's responses to the comments provided by the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company in a letter dated May 26, 2015 with respect to the Company's Preliminary Proxy Statement, as amended, on Schedule PREM 14A (File No. 001-36197), filed with the Commission on May 11, 2015. The Staff's comments are set forth below and are followed by the Company's responses.

We have filed today with the Commission, via EDGAR, Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) that incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Proxy Statement. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement. For your convenience, we are sending via courier marked copies of the Amended Proxy.

General

Comment 1. We note your response to comment 1 and reissue it. We note that the changes included in Proposal No. 2 appear to encompass a number of disparate charter provisions describing separate shareholder rights for which shareholders should be afforded the opportunity to vote separately. As you may be aware, you may condition discrete proposal on each other, and implement only those proposals that achieve an affirmative vote together with the other proposals on which they are conditioned. Refer to Exchange Act Rule 14a-4(a)(3), and the September 2004 Interim Supplement to the Publicly Available Telephone Interpretations, available on our website.

Response. In response to the Commission’s comment, the Company has revised the Amended Proxy Statement so that the amendments originally contemplated by Proposal No. 2 are divided into three separate proposals.

Comment 2. Please ensure that your cross-references within the document are accurate. For example, on page 1 you refer to the reader to “Information About LAC,” “LAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Securities” beginning on pages 150, 163 and 212, respectively,” but such discussions actually being on pages 191, 208 and 238, respectively.

Response. We have updated the cross-references in the Amended Proxy Statement.

Comment 3. We note your added disclosure in several places that in order to complete with private equity bidders in Del Taco’s auction who could close a transaction more quickly than a special purpose acquisition company, LAC proposed certain transaction items. Please provide relevant disclosure regarding the Del Taco auction. For example, in the Background of the Business Combination section, discuss whether the LAC board was aware of the auction and if so how this affected the interactions and negotiations between the parties. As another example, in the Reasons for the Business Combination section, if the auction was a factor considered by the board, please provide relevant discussion.

Response. In response to the Commission’s comment, the Company has revised the Amended Proxy Statement to add additional disclosure on Del Taco’s auction process and its impact on the Company. See pages 121and 122 of the Amended Proxy Statement.

What conditions must be satisfied to complete the Business Combination? Page 18

Comment 4. Refer to prior comment 11. Please revise this questions and answer to include a brief summary of the material conditions to the merger here in the Summary section, including the effectiveness of the Credit Agreement Amendment.

Response. In response to the Commission’s comment, the Company has added additional disclosure with respect to the conditions to the Merger, many of which have been satisfied. See the question and answer “What conditions must be satisfied to complete the Business Combination?” on page 17.

What interests do LAC’s current officers and directors have in the Business Combination that could conflict with a public stockholder? Page 20

Comment 5. Please provide an estimate of the dollar value of each of the securities disclosed in this question and answer, using a recent market price of the LAC common stock and applicable warrant exercise prices. Provide similar disclosure in other areas of the filing as applicable, such as in the section on page 33 titled “Recommendation to LAC Stockholders.”

Response. In response to the Commission’s comment, the Company has provided the dollar value of the securities disclosed in this section and in other areas of the filing, as applicable, based on recent trading prices of LAC common stock and warrants.

Risk Factors

Unlike some other blank check companies, the Company does not have a specified maximum redemption threshold…page 63

Comment 6. We note that you have deleted the disclosure regarding the typical conversion thresholds for blank check companies. It appears that this information is material to an understanding and comparison of your transaction to other bank check business combination transactions. Please restore this information.

Response. In response to the Commission’s comment, the Company has reinserted the disclosure requested by the Commission.

Adjustments to Unaudited Pro Forma Combined Financial Statements, page 91

Comment 7. We note your response to prior comment 27 and pro forma adjustment (a) to the statement of operations on page 91 for the grant of 150,000 restricted shares of common stock following the merger. As this transaction appears to be a non-recurring charge that will result directly from the merger and will be included in income within 12 months following the transaction, it appears that the grant should be reflected as a note in the pro forma statement of operations and as an adjustment in the pro forma balance sheet in accordance with Article 11 of Regulation S-X. Please provide or advise.

Response. In response to the Staff’s comment, the Company respectfully submits that the 150,000 restricted shares expected to be issued in connection with the Merger will vest in an equal amount each year over a three year period. Accordingly, the effect to the statement of operations is anticipated to be longer than 12 months. Therefore, the estimated compensation expense was included in the pro forma statement of operations. Additionally, as the restricted shares will be unvested as of the transaction date, no pro forma adjustment was reflected in the pro forma balance sheet to record the issuance of the restricted shares. The note explaining adjustment (a) for the statement of operations has also been amended to clarify the three year vesting period for the restricted shares.

Litigation Regarding the Business Combination, page 158.

Comment 8. Please send us copies of the complaints and any relevant pleadings in the litigations that you reference in this paragraph. We may have further comments when we have reviewed these documents.

Response. In response to the Commission’s comment, the Company has provided a copy of the complaint to the Staff under separate cover.

Executive Compensation Agreements, page 203

Comment 9. We note your response to prior comment 43. Please disclose how Mr. Brake’s salary and bonus for 2014 were determined in the absence of an employment agreement.

Response. In response to the Commission’s comment, the Company has added additional disclosure on how Mr. Brake’s compensation and bonus were determined.

Financial Statements

Comment 10. Please update the financial statements to provide interim March 31, 2015 financial information in compliance with Rule 3-12 of Regulation S-X.

Response. The Company has updated the financial statements to include the first quarter financial information.

In addition, in reference to comment 23 of the Staff’s letter to the Company dated April 29, 2015, please be advised that the Company may decide to mail the proxy statement less than thirty days prior to the stockholders meeting but remains mindful of its obligations under Exchange Act Rule 14a-13.

Please contact Heidi Steele at 312-984-3624 if you have any questions.

Sincerely,

Heidi Steele

Cc:	Thesesa Messinese Lynn Shenk Julie Griffith Steve Florsheim